

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

Zhenwu Huang
Chief Executive Officer
Richtech Robotics Inc.
4175 Cameron St Ste 1
Las Vegas, NV 89103

> **Re: Richtech Robotics Inc.**
> **Form S-1**
> **Exhibit Nos. 10.1, 10.2, 10.3**
> **Filed August 2, 2023**
> **File No. 333-273628**

Dear Zhenwu Huang:

        We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance